600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
December 22, 2011
Via EDGAR
Mr. Karl Hiller
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ZaZa Energy Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed November 22, 2011
File No. 333-177264
Toreador Resources Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 22, 2011
File No. 1-34216
Dear Mr. Hiller:
     We have received from the Securities and Exchange Commission (the “Commission”) the letter dated December 16, 2011 with respect to ZaZa Energy Corporation’s (the “Company”) Amendment No. 1 to the Registration on Form S-4 filed with the Commission on November 22, 2011, File No. 333-177264 (the “Registration Statement”). In response to the Commission’s letter, we are preparing a formal response letter (the “Response Letter”) and an Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”). Following your request on December 21, 2011, and on behalf of the Company, we are providing for your review a draft of the Company’s proposed response to comments four, five and six of the Commission’s December 16, 2011 letter.
     Your fourth comment related to the treatment of cash advances from Hess Corporation as operating cash flows, and requested support for this characterization, including details sufficient to understanding the method of attributing value to any interests retained under the agreement with Hess. In the Response Letter, we propose to state the following:
We acknowledge the Staff’s comment. There are two types of advances we receive from Hess. The first type is the funding to acquire leases within the area of mutual interest. The funds are deposited into a joint account to be distributed to land brokers as the leases are obtained. We record the deposit as restricted cash

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

Karl Hiller
December 22, 2011

on our balance sheet with a corresponding liability entry to advances from joint interest owner. At December 31, 2010, this amount was $4.986 million. Within the statement of cash flows, this amount is reflected as a cash inflow and reconciling outflow (increase in payables) within the operating section. The cash inflow and cash outflow net to $0. Per SFAS 102 paragraph 8 (ASC 230-10-45-20), “Cash receipts and cash payments resulting from purchases and sales of ... other assets shall be classified as operating cash flows if those assets are acquired specifically for resale and are carried at market value in a trading account.” We believe this guidance justifies our presentation of the monies held to obtain leases on behalf of Hess within the operating section of the statement of cash flow. Furthermore, as noted above, the net effect to operating activities is $0.
The second type of advance we receive from Hess is in the form of a cash call. Under the Joint Operating Agreement (“JOA”) under which our operations are governed, we have the option to issue cash calls to Hess for well expenditures representing an estimate of the costs to be incurred over the next 30 days. As of December 31, 2010, the amount of cash calls was $9.885 million and was presented on the balance sheet as a current liability entry to advances from joint interest owner. Because this amount represents Hess’s portion of costs and not ZaZa’s, we do not believe this cash call is a financing activity, but rather an operating activity, which we believe is standard industry practice in the oil and gas industry. Per FASB ASC 230-10-20, financing activities are defined as “obtaining resources from owners and providing them with a return on, and return of their investment; receiving restricted resources that by donor stipulation must be used for long term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.” The cash call received from Hess does not appear to conform to any definition of a financing activity. Additionally, pursuant to ASC 230-10-45-22 “Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” We believe that while these cash flows could be considered to have more than one aspects, they are predominantly operating activities. In addition, the corresponding outflow of the advance received would take the form of relief of a payable and thus would be considered an operating expense. Since the outflows will be presented as operating outflows, classifying the cash calls as financing activities would cause our statement of cash flow to be artificially deflated. Per ASC 230-10-20, “operating activities include all transactions and other events that are not defined as investing or financing activities.” We believe that this guidance justifies the presentation of cash call advances received from Hess as an operating activity.

Karl Hiller
December 22, 2011

In connection with your request, we are also enclosing a cash flow statement using the direct method, which yielded the same results as the cash flow statement included in the Registration Statement.
     Your fifth comment inquired about the amount of bonus income on the financial statements and requested information about how proportionate consolidation has impacted our financial statements. In the Response Letter, we propose to state the following:
We acknowledge the Staff’s comment. The discrepancy between the $26 million of implied 10% bonus income and the amount actually recorded of $9.8 million is due to revenue recognition criteria. Although the $260 million has been spent on lease acquisitions, we were unable to recognize that full amount as the lease packages were not approved by Hess and/or invoiced to Hess by year end. For the nine months ended September 30, 2011, we recognized $15 million in bonus income, which includes bonus income on the leases that was not recognized in 2010. A lag between the lease acquisition expenditures and the time that we are able to recognize our 10% bonus income on such leases will continue to exist. To clarify this timing issue, we have included the following language on page F-7 of Amendment No. 2 after the description of the Hess Exploration and Development Agreement:
The 10% cash bonus is recognized as revenue after all leases are obtained, title is cured and transferred to Hess, and recorded with the appropriate county.
In connection with your request for a line item breakdown of the impact of proportionate consolidation on our financial statements, we are enclosing financial statements that contain such a presentation.
     Your sixth comment inquired as to why the cash advances from Hess Corporation are not reported as restricted cash. In the Response Letter, we propose to state the following:
We acknowledge the Staff’s comment. As noted above, there are two types of advances received from Hess. The advances that are specifically designated to be used to acquire leases are presented as restricted cash on the balance sheet. The advances in the form of cash calls are governed by the JOA and pertain to our ongoing operations. The funds used from these advances are used for well costs, and any overage or underage will be adjusted on the joint interest billing invoice presented to Hess Corporation. Because the advances from cash calls are used for operations, we believe that they are not restricted as defined by Rule 5-02.1 of Regulation S-X.

Karl Hiller
December 22, 2011

     If you have any questions with respect to the foregoing, please do not hesitate to call me at (713) 220-4323 or Phil Richter of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8763.
Very truly yours,
/s/ William Mark Young
William Mark Young

cc:	Todd Brooks [ZaZa Energy] Jim Thornton [Toreador] Phil Richter [Fried Frank]

Cash flows from operating activities presented under the direct method

	12/31/10 balance	less accrual	G&A reimbursement	cash
cash received from customers	10,495	(398)	2,900	12,997
cash received related to cash calls	9,885	—	—	9,885	**
cash paid to suppliers* and employees	(3,834)	4,164	(2,900)	(2,570)
cash returned from cash calls***	—	—	—	—
interest received	4	—	—	4
interest paid	—	—	—	—
income taxes paid	—	—	—	—

				20,316

*	including expenditures covered by cash calls received from Hess

**	in the following month, this amount will be paid to suppliers in connection with exploration and development activities and this cash outflow will be presented as “cash paid to suppliers and employees”

***	under the JOA cash calls are not refunded to Hess and are used to pay suppliers in connection with the exploration and development of properties under the EDA
Please note change in restricted cash and change in advance for restricted cash offset to $0

ZaZa Energy, LLC
Balance Sheet
As of December 31, 2010

	December 31	Related to		Related to
	2010	Proporationate Consolidation		ZaZa only
ASSETS
Current assets:
Cash and short-term investments	$16,785,696	$9,884,864	a	$6,900,832
Restricted cash	4,986,666	4,986,666	b	—
Accounts receivable — joint interest owner	2,697,190	2,298,428	c	398,762	c
Accounts receivable — oil and gas revenue	103,621	103,621	d	—
Accounts receivable — related parties	38,588	—		38,588
Prepaid assets	189,163	—		189,163
Other current assets	—	—		—

Total current assets	24,800,924	17,273,579		7,527,345

Oil and gas properties	6,435,702	813,524	e	5,622,178	e
Property and equipment	831,342	—		831,342
Less accumulated depreciation	(340,891)	(235,641)		(105,250)

Net Property and equipment	6,926,153	577,883		6,348,270
Other Assets	—	—		—

TOTAL ASSETS	$31,727,077	$17,851,462		$13,875,615

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$2,448,678	$2,448,678	f	$—
Advances from joint interest owner	14,871,530	14,871,530	a, b	—
Accrued liabilities	721,576	431,754	f	289,822
Income tax payable	73,507	—		73,507
Notes payable — related parties	3,214,331	—		3,214,331
Notes payable — members	3,000,000	—		3,000,000

Total current liabilities	24,329,622	17,751,962		6,577,660

Asset retirement obligation	—	—		—
Other long-term liabilities	—	—		—

Total Liabilities	24,329,622	17,751,962		6,577,660

Total members’ equity	7,397,455	99,500		7,297,955

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$31,727,077	$17,851,462		$13,875,615

a	represents cash call for well operations

b	represents funding from Hess to be used to acquire leases

c	represents JIBs and reimbursable charges from Hess. The balance related to “ZaZa only” represents receivables for 10% bonus amounts earned

d	represents oil and gas revenue produced but not received on our non operated properties (excluded from the Hess agreement)

e	represents leasehold and drilling costs for non-op wells at our ~2% interest (not included under Hess agreement). The balance related to “ZaZa only” represents unproved leasehold costs incurred in connection with a property for which we are the sole owner

f	as ZaZa is the operator, we are liable for invoices issued by vendors

ZaZa Energy, LLC
Balance Sheet
As of September 30, 2011

	September 30	Related to		Related to
	2011	Proporationate Consolidation		ZaZa only
ASSETS
Current assets:
Cash and short-term investments	$13,287,299	$2,450,952	a	$10,836,347
Restricted cash	1,000	1,000	b	0
Accounts receivable — joint interest owner	27,888,761	25,601,974	c	2,286,787	c
Accounts receivable — oil and gas revenue	302,192	302,192	d	—
Accounts receivable — related parties	54,596	—		54,596
Prepaid assets	1,200,591	—		1,200,591
Other current assets	53,558	—		53,558

Total current assets	42,787,997	28,356,118		14,431,879

Oil and gas properties	13,475,292	845,172	e	12,630,120	e
Property and equipment	2,159,178	—		2,159,178
Less accumulated depreciation	(826,013)	(339,818)		(486,195)

Net Property and equipment	14,808,457	505,354		14,303,103
Other Assets	—	—		—

TOTAL ASSETS	$57,596,454	$28,861,472		$28,734,982

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$18,239,652	$9,798,307	f	$8,441,345
Advances from joint interest owner	2,452,866	2,452,866	a,b	—
Accounts payable — related parties	340,683	—		340,683
Accrued liabilities	17,228,815	15,964,728	f	1,264,087
Income tax payable	55,599	—		55,599
Notes payable — related parties	5,000,000	—		5,000,000
Notes payable — members	3,000,000	—		3,000,000

Total current liabilities	46,317,615	28,215,901		18,101,714

Asset retirement obligation	131,012	—		131,012
Other long-term liabilities	—	—		—

Total Liabilities	46,448,627	28,215,901		18,232,726

Total members’ equity	11,147,827	645,571		10,502,256

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$57,596,454	$28,861,472		$28,734,982

a	represents cash call for well operations

b	represents funding from Hess to be used to acquire leases

c	represents JIBs and reimbursable charges from Hess. The balance related to “ZaZa only” represents receivables for 10% bonus amounts earned

d	represents oil and gas revenue produced but not received ($43k non op — not under the Hess agreement, $259k Hess EDA/JOA); recorded net as we do not market our products

e	represents leasehold and drilling costs for non-op wells at our ~2% interest (not included under Hess agreement). The balance related to “ZaZa only” represents unproved leasehold costs incurred in connection with a property for which we are the sole owner

f	as ZaZa is the operator, we are liable for 100% to 3rd parties for costs related to the properties and operations

ZaZa Energy, LLC
Statement of Income
Year Ended December 31, 2010

	Year ended
	December 31,	Related to		Related to
	2010	Proporationate Consolidation		ZaZa only
Revenues:
Total Bonus Income	9,777,646	—		9,777,646
Oil and gas revenues	357,721	357,721	*	—
Other income (expense)	360,000	—		360,000

Total Revenues	10,495,367	357,721		10,137,646

Operating expenses:
Lease operating expense and production taxes	22,580	22,580	*	—
Depletion, depreciation and amortization	340,891	235,641	*	105,250
General and administrative expense, net	3,517,940	—	**	3,517,940

Total operating expense	3,881,411	258,221		3,623,190

Operating income (loss)	6,613,956	99,500		6,514,456

Interest income, net of bank fees	4,340	—		4,340

Income tax expense	73,507	—		73,507

Net income (loss)	$6,544,789	$99,500		$6,445,289

*	Relates to ~2% interest in 4 non-op wells (excluded from Hess agreement); our revenue and expenses are recorded net to our ownership interest

**	represents $2.9mm of G&A incurred in connection with services performed under the EDA net of the same amount of reimbursements received from Hess

ZaZa Energy, LLC
Statement of Income
Nine-Months Ended September 30, 2011

	Nine-months ended
	September 30,	Related to		Related to
	2011	Proporationate Consolidation		ZaZa only
Revenues:
Total Bonus Income	15,048,598			15,048,598
Oil and gas revenues	1,276,982	1,276,982	*
Other income (expense)	—			—

Total Revenues	16,325,580	1,276,982		15,048,598

Operating expenses:
Lease operating expense and production taxes	626,734	626,734	**
ARO accretion	773			773
Depletion, depreciation and amortization	485,122	104,177		380,945
General and administrative expense, net	10,054,455		***	10,054,455

Total operating expense	11,167,084	730,911		10,436,173

Operating income (loss)	5,158,496	546,071		4,612,425

Interest income, net of bank fees	37,961	—		37,961
Interest expense	(190,486)			(190,486)
Income tax expense	55,599	—		55,599

Net income (loss)	$4,950,372	$546,071		$4,404,301

*	$226k relates to ~2% interest in 4 non-op wells (excluded from Hess agreement), $1.1mm relates to Hess EDA/JOA; our revenue is recorded net to our ownership interest

**	$108k relates to ~2% interest in 4 non-op wells (excluded from Hess agreement), $519k relates to Hess EDA/JOA; our expenses are recorded net to our ownership interest

***	represents $6.7mm of G&A incurred in connection with services performed under the EDA net of the same amount of reimbursements received from Hess